December 7, 2012

Via Confidential EDGAR Submission and Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Aviv REIT, Inc. Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of Aviv REIT, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated November 28, 2012 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement submitted on October 31, 2012 (the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.01 per share. Concurrently herewith, the Company has submitted an amended Confidential Draft Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. For your convenience, three (3) courtesy copies of this letter and Amendment No. 1, which have been marked to show the changes from the Registration Statement as submitted on October 31, 2012, are also being delivered to Ms. Kristina Aberg.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on October 31, 2012; page numbers and other similar references used in the Company’s responses refer to Amendment No. 1 unless otherwise noted.

General

Staff comment No. 1:

Please update the financial statements and other financial information within your prospectus pursuant to Rule 3-12 of Regulation S-X.

Response:

The Company has updated the financial statements and other financial information within the prospectus to reflect results for the quarter ended September 30, 2012.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

December 7, 2012

Staff comment No. 2:

You disclose several property acquisitions beginning on page F-15 of your filing and on page F-96. Please tell us how you determined it was not necessary to provide Rule 3-14 financial statements and Article 11 pro forma financial information for these acquisitions. Additionally, your response should address acquisitions subsequent to June 30, 2012. To the extent you determine it is appropriate to include Article 11 pro forma financial information, please utilize pro forma net income for the fiscal year ended December 31, 2011 as the starting point for reconciling cash available for distribution within your Distribution Policy disclosures.

Response:

Given the nature of the triple net leases with our operators, the Company has taken into consideration the guidance under SEC Financial Reporting Manual 2305.5, Summary – 1933 Act Real Estate Financial Statements and Significance Thresholds, in determining whether separate financial statements are necessary for properties acquired and simultaneously leased to its operators with significant concentration. One of the Company’s operators, Saber Heath Group, leases the assets that were acquired in 2011 with concentration greater than 10% (approximately 12.5%) when compared to the Company’s total assets as of the most recent balance sheet date. Accordingly, a summary of unaudited financial information for Saber Health Group has been provided in Footnote 15, Concentration of Credit Risk. None of the acquisitions during 2011 represent 20% or greater of the Company’s consolidated total assets as of the most recent balance sheet date, the Company did not include separate full financial statements of any of its operators. This 20% threshold is not exceeded when considering all acquisitions and operator concentrations through the filing of the Registration Statement (i.e., those subsequent to June 30, 2012). Accordingly, pro forma financial statements under Article 11 are not required with respect to such acquisitions.

Staff comment No. 3:

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

December 7, 2012

Response:

The Company is supplementally delivering to the Staff copies of all written communications that the Company, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company advises the Staff that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in this offering.

Staff comment No. 4:

Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please confirm to us that third party industry and market data included in the registration statement was not commissioned by the registrant or the underwriters.

Response:

The Company is supplementally delivering to the Staff copies of studies and reports that support the quantitative and qualitative industry data cited in the Registration Statement, together with a key identifying the supporting statements. The Company confirms that none of the third party industry and market data included in the Registration Statement were commissioned by the Company or the underwriters.

Presentation of Non-GAAP Financial Information, page iii

Staff comment No. 5:

We note that you utilize the non-GAAP financial measures as important supplemental measures of your operating performance and liquidity. As the reconciliations of such measures are only to Net income, please amend to include reconciliations to Net cash provided by operating activities. Alternatively, you may eliminate the statement that such performance measures are important in assessing your liquidity, or tell us why you continue to believe such measures are important in assessing your liquidity.

Response:

The Company has revised its disclosure to include reconciliations of Normalized FFO and Adjusted EBITDA to Net cash provided by operating activities. Please see pages 14 and 15.

Presentation of Portfolio Metrics, page iv

Staff comment No. 6:

Securities and Exchange Commission

December 7, 2012

In the definition of EBITDARM, please revise to clarify who is charged management fees by the operator.

Response:

The Company has revised its disclosure to clarify that the management fees are not charged by the operator to an unrelated third party but represent allocations to an affiliate (e.g., the manager of the operator). Please see page iv.

Risk Factors, page 15

Possible changes in the acuity profile of our operators’ residents…, page 22:

Staff comment No. 7:

Please define “acuity profile.”

Response:

The Company has revised its disclosure in the prospectus in response to the Staff’s comment. Please see page 23.

The bankruptcy, insolvency or financial deterioration…, page 22

Staff comment No. 8:

To the extent re-tenanting your properties is more difficult than re-tenanting a traditional office property, please revise to address this risk.

Response:

The Company recognizes that re-tenanting SNFs and other healthcare properties may be more difficult than re-tenanting a traditional office property, and has revised its disclosure to reflect this additional risk. Please see page 24.

Factors Affecting Our Business and the Business of Our Operators, page 22

Staff comment No. 9:

Please include a discussion of trends over the last few years in key operating statistics, such as EBITDARM and EBITDAR coverage, or tell us why you do not believe this is appropriate.

Response:

Securities and Exchange Commission

December 7, 2012

The Company has revised its disclosure to include a discussion of historic trends in its key operating statistics. Please see the disclosure beginning on page 46.

Distribution Policy, page 35

Staff comment No. 10:

We note that you include incremental rent from acquisitions during the twelve months ended June 30, 2012 and annualized rent from acquisitions and development completed subsequent to June 30, 2012. Please also provide an adjustment to include the estimated additional operating and other related costs for such acquired and developed properties used to determine your estimated cash available for distribution. To the extent that the incremental operating expenses related to acquisitions and development are not material, please tell us the amount and disclose this fact.

Response:

All properties in the Company’s portfolio are subject to triple net leases where all of Aviv’s property-specific costs, such as real estate taxes, are fully recovered from tenants. Accordingly, there are no additional operating costs relating to acquired or developed properties. The Company has included an adjustment relating to estimated additional transaction costs for properties acquired subsequent to September 30, 2012. Please see page 38.

Staff comment No. 11:

Please tell us the reasons for the adjustments for the indemnity expense and earnout accretion in footnotes 10 and 11. Please also provide equivalent disclosure. We may have further comments.

Response:

The Company has included adjustments relating to the indemnity expense and earnout accretion because the Company considers such items to be non-recurring expenses. The Company has clarified the disclosure in footnotes 10 and 11. Please see page 39.

Staff comment No. 12:

We note your disclosures indicating that you expect the investing of significant capital into existing properties to be a consistent and growing part of your business. Please revise footnote 14 to provide the amount of recurring capital expenditures consistent with a three-year historical average, or anticipated recurring capital expenditures over the next 12 months if above your historical average, used in determining estimated cash available for distribution.

Securities and Exchange Commission

December 7, 2012

Response:

The Company has revised its disclosure to separately disclose anticipated recurring capital expenditures and anticipated non-recurring capital expenditures, as the Company expects such amounts over the next 12 months to be greater than its historical average. Please see page 40.

Staff comment No. 13:

Please revise your distribution table to adjust for rental revenue related to leases expiring in the next twelve months. You may also adjust for an assumed releasing of these properties based on your historical renewal rate. To the extent that you assume lease renewals, you must also adjust for tenant improvements and leasing commissions.

Response:

The Company has revised its disclosure to include an adjustment for rental revenue related to leases expiring in the next 12 months, none of which the Company expects to be renewed. Please see page 38.

Staff comment No. 14:

Please revise footnote 15 to break out the amounts assumed for scheduled principal amortization from any other amounts. Please do not make adjustments for assumed financing on any recurring capital expenditures included in footnote 14.

Response:

The Company has revised its disclosure to break out the amounts assumed for scheduled principal amortization from any other amounts. Please see page 40. Because of the Company’s triple net leases, it does not have recurring capital expenditures and thus the Company has not made an adjustment for assumed financing on any recurring capital expenditures.

Staff comment No. 15:

Please revise the table to show the surplus/shortfall and distribution ratio excluding OP unit distributions or confirm to us that this change would not impact the distribution ratio.

Response:

The Company confirms that excluding OP Unit distributions from the surplus/shortfall and distribution ratio would not impact the Company’s distribution ratio. All distributions are scheduled to be made on an equal basis to OP Units.

Securities and Exchange Commission

December 7, 2012

Dilution, page 40

Staff comment No. 16:

Please provide to us your calculation of net tangible book value.

Response:

The calculation of the Company’s net tangible book value as of September 30, 2012 is as follows:

Total assets	$1,062,573,010
Less:
Deferred financing costs	(15,597,577)
FAS 141 intangibles	(4,525,701)
Total liabilities	(729,090,531)

Net tangible book value	$313,359,201

Selected Financial Data, page 41

Staff comment No. 17:

Please include disclosure herein to reflect periods prior to September 17, 2010 represent the results of operations and financial condition of Aviv Healthcare Properties Limited Partnership, as predecessor to Aviv REIT, Inc., consistent with your disclosures elsewhere in the prospectus.

Response:

The Company has revised its disclosure in the prospectus in response to the Staff’s comment. Please see pages 12 and 43.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 50

Staff comment No. 18:

In your period-to-period revenue comparisons, please specify the increase in revenues attributable to increased rents and/or occupancy on same store properties.

Securities and Exchange Commission

December 7, 2012

Response:

The Company has revised its disclosure in the prospectus in response to the Staff’s comment to separately discuss increased rents from newly acquired properties and increased rents from existing properties. Please see pages 52 through 55. The Company notes for the Staff that portfolio occupancy, as discussed as an operating metric, does not affect the rents payable to the Company under its triple net leases but instead refers to the percentage of beds operated by the Company’s operators that are utilized by residents. The Company’s properties are 100% occupied by tenants so occupancy rates generally do not affect period-to-period revenue comparisons.

Liquidity and Capital Resources, page 54

Staff comment No. 19:

For each period presented, please disclose the total amount of capitalized internal costs during each fiscal year related to your existing properties, your other development projects, and your leasing of real estate. Further, please specifically quantify the amount of salaries capitalized in each category.

Response:

There are no internal costs capitalized, inclusive or exclusive of salaries, related to the Company’s existing properties, other development projects or leasing of real estate.

Our Industry, page 65

Staff comment No. 20:

Please provide definitions for any defined terms. For example, please define ADL, IRF and LTACH.

Response:

The definition of IRF is located on page 69, when it is first used in the Our Industry section. The Company has revised its disclosure in the prospectus to define other acronyms used in the Our Industry section but not defined. Please see pages 68 and 69.

Business, page 71

Staff comment No. 21:

We note that you were formed in 2010 and refer to your statement that you have been in the business of investing in skilled nursing facilities for over thirty years, including

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December 7, 2012

through your predecessors. Please identify any predecessors going back at least five years. Refer to Item 101(a) of Regulation S-K.

Response:

The Company has revised its disclosure in the prospectus in response to the Staff’s comment. Please see page 10.

Our Portfolio, page 74

Staff comment No. 22:

We note that your portfolio consists of 250 properties, including 221 skilled nursing facilities. Please identify the property types represented by the other 29 properties.

Response:

The Company has revised its disclosure in the prospectus to identify the types of properties held in its portfolio in response to the Staff’s comment. Please see page 77.

Staff comment No. 23:

Please provide occupancy rate and average effective annual rental per square foot or unit for each of the last five years, or tell us why this item requirement is inapplicable. Refer to Item 15 of Form S-11.

Response:

The Company does not believe the requirement is applicable because Item 15 of Form S-11 only requires disclosure with respect to each property “which is separately described in answer to Item 14.” Item 14(a) only requires separate disclosure with respect to “materially important properties.” The Company does not believe any individual property it owns to be material and, accordingly, has not separately identified any such properties in response to Item 14(a). The Company would also refer the Staff to the response to Comment 18 above which notes that the Company’s properties are 100% occupied so occupancy rates do not affect period-to-period revenue comparisons or have an impact on effective rental per square foot.

Staff comment No. 24:

Please describe how you monitor the credit quality of your tenants.

Response:

The Company monitors the credit quality of its tenants on an ongoing basis. The Company reviews quarterly the financial statements of its facilities; special attention

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December 7, 2012

is paid to trends in key metrics, liquidity measures and health surveys. The Company’s review and analysis is accompanied by a formal quarterly conference call with each operators’ key personnel in order to provide better insight into the current state of operations. Furthermore, the Company performs an onsite inspection of each of its properties every one to two years, following which the Company makes recommendations to its tenants related to building improvements and reinvestment opportunities.

Lease Expiration, page 78

Staff comment No. 25:

Please expand your table to include lease expirations for each of the next ten years. Refer to Item 15(f) of Form S-11.

Response:

The Company has revised its disclosure in the prospectus in response to the Staff’s comment. Please see page 81.

Legal Proceedings, page 83

Staff comment No. 26:

Please update the status of the declaratory judgment motion.

Response:

The Company has revised its disclosure in the prospectus in response to the Staff’s comment. Please see page 86.

Management, page 84

Staff comment No. 27:

Please identify which existing directors intend to resign immediately prior to effectiveness and clarify how many members the board will have after the offering.

Response:

The Company has revised its disclosure to indicate which existing directors intend to resign immediately prior to effectiveness of the Registration Statement. Please see page 88. The Company is in the process of identifying additional independent directors, the identities of which will be disclosed, together with the total number of members of the board of directors, in a future filing.

Securities and Exchange Commission

December 7, 2012

Staff comment No. 28:

Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Bobins and Perks should serve as directors. Refer to Item 401(e) of Regulation S-K.

Response:

The Company has revised its disclosure in the prospectus in response to the Staff’s comment. Please see page 89.

Executive Compensation, page 93

Staff comment No. 29:

Please tell us why you have included compensation information for only two named executive officers.

Response:

The Company has included compensation information for only two named executive officers because the Company only had two executive officers during 2011. In light of certain promotions and reallocations of internal responsibilities, the Company now has additional executive officers and anticipates providing compensation information for additional named executive officers at such time as disclosure of its 2012 compensation is required.

Director Compensation, page 95

Staff comment No. 30:

We note that you intend to have a director compensation plan in place prior to consummation of the offering. Please describe the terms of the plan in a future amendment.

Response:

The Company confirms that it will describe the terms of its director compensation plan in a future amendment.

Description of Indebtedness, page 103

New Revolving Credit Facility, page 104

Staff comment No. 31:

Securities and Exchange Commission

December 7, 2012

To the extent that any relevant terms of the new revolving credit facility, or other material borrowings entered into or modified prior to effectiveness, are known although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Response:

The Company has revised its disclosure to include a description of the material known terms of its proposed new revolving credit facility. Please see page 107.

Description of Capital Stock, page 105

Common Stock, page 105

Staff comment No. 32:

Please reconcile your disclosures for the following:

(a)     Disclosure herein indicating that no cash dividends have been declared with respect to your common stock during the years ended December 31, 2011 or 2010, of during the six months ended June 30, 2012;

(b)     Dividends to stockholders of approximately $25.3 million and $6.1 million for the fiscal years ended December 31, 2011 and 2010, respectively, as disclosed on the Consolidated Statements of Changes in Equity for Aviv REIT, Inc. and Subsidiaries;

(c)     Cash dividends to stockholders of approximately $23.6 million for the fiscal year ended December 31, 2011 as disclosed on the Consolidated Statements of Cash Flows for Aviv REIT, Inc. and Subsidiaries.

Response:

The Company has revised its disclosure in the section entitled Description of Capital Stock to reflect its cash dividends declared during the years ended December 31, 2011 and 2010 and for the nine months ended September 30, 2010. Please see page 107. The discrepancies in the dividend payments reported in the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows relate to distribution under the Company’s 2010 Management Incentive Plan in 2011 and accretion on Class E Units in 2010.

Aviv REIT, Inc. Financial Statements as of and for the fiscal year ended December 31, 2011

Consolidated Statement of Cash Flows, page F-6

Staff comment No. 33:

Securities and Exchange Commission

December 7, 2012

Please revise to separately disclose capital expenditures related to existing properties and capital expenditures related to other developments. Additionally, if material, separately detail expenditures for capital improvements by property. Please also apply such disclosure to the consolidated statement of cash flows of your Operating Partnership.

Response:

The Company has revised its disclosure in the prospectus in response to the Staff’s comment. Please see page F-6 and F-44.

Staff comment No. 34:

Please tell us how you have complied with paragraph 8 of ASC 230-10-45, or tell us how you determined it was appropriate to present secured loan receivables received from (funded to) others on a net basis.

Response:

The Company has updated the consolidated statements of cash flows included in the Registration Statement for all periods presented to present the activity related to secured loan receivables on a gross presentation in accordance with paragraph 8 of ASC 230-10-45. Please see pages F-6, F-44, F-88 and F-112.

Notes to Consolidated Financial Statements of Aviv REIT, Inc.

2. Summary of Significant Accounting Policies, page F-9

Secured Loan Receivables, page F-12

Staff comment No. 35:

Please tell us how you have considered SAB 6L, ASC 450-20, and paragraphs 34 through 36 of ASC 310-10-35 in determining your secured loan receivable reserves.

Response:

The Company has updated the consolidated financial statements to include additional disclosures pursuant to SAB 6L, ASC 450-20, and paragraphs 34 through 36 of ASC 310-10-35. Please see pages F-12, F-50, F-93 and F-117.

3. Rental Property Activity, page F-15

Staff comment No. 36:

Please tell us how you determined it was appropriate to exclude acquisition

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December 7, 2012

related costs from your pro forma results. Within your response, please reference the authoritative accounting literature relied upon.

Response:

The Company does not believe there is any authoritative accounting literature that discusses the requirements for pro forma financial information reported under US GAAP. Therefore, the Company considered Article 11-02(b)(5) related to pro forma requirements and noted that acquisition related costs related to the transaction should be excluded. The Company determined that the acquisition related costs were non-recurring in nature, not material to the consolidated financial statements as a whole for all periods presented, and clearly disclosed as being excluded from the pro forma presentation. The Company also believes this is consistent with the SEC staff’s views on the treatment of acquisition costs discussed in 3250.1 of the Financial Reporting Manual.

4. Secured Loan Receivables, page F-19

Staff comment No. 37:

Please tell us how you have complied with the disclosure requirements in ASC 310-10-50.

Response:

The Company has updated the consolidated financial statements to include additional disclosures pursuant to ASC 310-10-50. Please see pages F-19, F-56, F-98 and F-122.

6. Lease Intangibles, page F-20

Staff comment No. 38:

We note you have acquired properties with in-place leases. Please tell us how you determined it was not appropriate to allocate a portion of the purchase price to ‘in-place lease assets’ for the acquisitions prior to the last day of 2011.

Response:

One of the acquisitions that occurred in December 2011 included leases that the Company assumed, and therefore the Company did allocate a portion of the purchase price to ‘in-place lease assets’.

Securities and Exchange Commission

December 7, 2012

For the remaining acquisitions, the Company executed new leases with new operators under new terms concurrent with its acquisition of the asset. As a result, the lease terms are at prevailing market rates. Additionally, the Company believes that with its multitude of operator relationships that it could have a newly acquired asset fully functional in a relatively short time frame thus significantly reducing any value that could be ascribed to the operator in place.

Staff comment No. 39:

Please tell us why you wrote off lease intangibles during 2010 and 2011.

Response:

Lease intangibles were written off in 2010 and 2011 as a result of property transitions to new operators. At the time of the transition, the original lease, which was associated with the lease intangibles recorded, was terminated and the relationship with the existing operator for that property was severed. As such, a new lease was entered into with the new operator and the related lease intangibles from the previous lease were written off. The Company has clarified the disclosure. See pages F-21 and F-58.

15. Concentration of Credit Risk, page F-30

Staff comment No. 40:

Please revise your filing to update the summary of unaudited financial information for your significant lessees as of and for the year ended December 31, 2011, or advise.

Response:

The Company has updated the unaudited summarized financial information of its two significant lessees (Saber Health Group and Evergreen Healthcare) to reflect their information as of and for the year ended December 31, 2011. Please see page F-31 and F-68.

Aviv Healthcare Properties Limited Partnership and Subsidiaries Financial Statements as of and for the fiscal year ended December 31, 2011

Notes to Consolidated Statements, page F-46

8. Partnership Equity and Incentive Program, page F-61

Staff comment No. 41:

Please reconcile the amount of distributions to the Partnership’s partners to

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December 7, 2012

the amounts per your consolidated statements of changes in equity for all fiscal years presented. Please also provide reconciliations for your interim financial information as well.

Response:

Please find the below reconciliation in response to your request which reconciles the amounts of distributions to the Partnership’s partners per the consolidated statements of equity (accrual basis) to the distributions to the Partnership’s partners within the footnotes at page F-61 (cash basis) in the Registration Statement.

	Class A	Class B	Class C	Class E	Class F	Class G	Subtotal	Adjustments		Total
2012 YTD	$6,204,954	$1,697,303	$2,268,373	$—	$1,661,283	$21,046,074	$32,877,987	$1,703,832	(1)	$34,581,819
2011 YTD	$5,050,290	$2,702,588	$4,823,658	$—	$1,661,283	$16,996,392	$31,234,211	$1,607,181	(2)	$32,841,392
2011	$6,733,720	$2,894,457	$7,040,689	$—	$2,215,044	$23,162,935	$42,046,845	$2,163,819	(3)	$44,210,509
2010	$13,594,547	$2,894,457	$12,683,113	$5,342,466	$3,792,881	$6,092,935	$44,400,399	$35,579,909	(4)	$79,980,308
2009	$13,562,740	$2,894,457	$10,339,900	$6,898,235	$4,430,085	$—	$38,125,417	$7,669,415	(5)	$45,797,058

(1) Represents distributions under the 2010 Management Incentive Plan of $1,859,538 and forfeitures under the 2010 Management Incentive Plan of $(155,706).

(2) Represents distributions under the 2010 Management Incentive Plan.

(3) Represents distributions under the 2010 Management Incentive Plan and an adjustment with respect to a $155 discrepancy as compared to the consolidated statements of equity.

(4) Represents accretion relating to Class E Units of $11,977,260 and the cost of redemption of Class F Units of $23,602,649.

(5) Represents accretion relating to Class E Units and an adjustment with respect to a $(2,226) discrepancy as compared to the consolidated statements of equity.

18. Condensed Consolidating Information, page F-69

Staff comment No. 42:

Please tell us how you complied with Rule 5-04 of Regulation S-X, or tell us how you determined it was not necessary to provide a detail of cash used in investing activities.

Response:

The Company has updated the condensed consolidating information for the statements of cash flows to incorporate the detail of cash used in investing activities in accordance with Rule 5-04 of Regulation S-X, Article 3-10(i)(1), and Article 10-1(a)(4). Please see page F-69.

Securities and Exchange Commission

December 7, 2012

Aviv REIT, Inc. Financial Statements as of and for the three and six months ended June 30, 2012

Notes to Consolidated Statements, page F-90

3. Rental Property Activity, page F-96

Staff comment No. 43:

Please enhance your disclosure to include a discussion of when you cease interest capitalization.

Response:

The Company has updated Note 3, Rental Property Activity, to include a discussion of when it ceases interest capitalization. Please see pages F-98 and F-122.

12. Commitments and Contingencies, page F-105

Staff comment No. 44:

With respect to your dispute with a small number of limited partners, please tell us how your disclosure complies with ASC 450-20-50.

Response:

The Company has stated on pages F-107 and F-131, in compliance with ASC 450-20-50, that it does not believe that a loss is probable and that it does not believe an estimate of a range of losses is possible.

Staff comment No. 45:

We note your disclosure that you do not believe that the result of any of these other matters will have a material adverse effect on your business, operating results, or financial position. Please tell us and revise your filing to address whether or not you believe these other matters will have a material adverse effect on your liquidity as well.

Response:

The Company does not believe that any of these other matters will have a material adverse effect on our liquidity, and the Company has revised its disclosure accordingly. Please see page F-106.

Part II. Item 33, page II-1

Securities and Exchange Commission

December 7, 2012

Staff comment No. 46:

Please provide a more detailed explanation of the exemption relied upon and your basis for such reliance for (3).

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page II-1.

Item 36. Financial Statements and Exhibits, page II-3

Staff comment No. 47:

Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response:

The Company is currently in the process of preparing the exhibits to the Registration Statement, and will file copies of the exhibits as soon as they are prepared in sufficient time to allow review. The Company is supplementally delivering to the Staff forms of the legal and tax opinions that will be delivered in connection with the offering. The Company does not intend to file executed copies of the agreements listed in the exhibit listing of the registration statement because such agreements will not be executed prior to the effectiveness of the registration statement.

* * * * *

If you wish to discuss Amendment No. 1 to the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Sincerely,

/s/ Robert L. Verigan

Robert L. Verigan

Enclosures

cc:	Craig M. Bernfield, Aviv REIT, Inc.
William J. Whelan III, Cravath, Swaine & Moore LLP